15046125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Capital Equities, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Great Neck Road, Suite 250
(No. and Street)

Great Neck	New York	11021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Schwartz — 516-487-8220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Company, LLP
(Name – *if individual, state last, first, middle name*)

2580 Sunrise Highway	Bellmore	NY	11710
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Schwartz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Capital Equities, Ltd., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of Nassau

Signature

CEO
Title

Kathy Waters
Notary Public

KATHY WATERS
Notary Public, State of New York
Registration #01WA4816947
Qualified In Nassau County
Commission Expires Feb. 11, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
First Capital Equities, Ltd.
Great Neck, New York

We have audited the accompanying financial statements of First Capital Equities, Ltd. (the "Company") which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Capital Equities, Ltd. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of First Capital Equities, Ltd.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, FL 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schwartz & Company, LLP

New York, New York
February 23, 2015

SCHWARTZ & COMPANY, LLP

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	97,076
Certificate of deposit		7,319
Commissions and fees receivable		11,789
Prepaid expense and other assets		5,592
Total assets	$	121,776

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	14,153
Commitments and contingencies		
Stockholders' equity		
Common stock (no par value, 200 shares authorized, 100 shares issued and outstanding)		-
Additional paid-in capital		90,000
Retained earnings		17,623
Total stockholders' equity		107,623
Total liabilities and stockholders' equity	$	121,776

The accompanying notes are an integral part of these financial statements

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

Income	
Commission and fee income	$ 63,572
Expenses	
Employee compensation and benefits	16,000
Commission expense	2,068
Professional fees	9,960
Registration fees	2,677
Occupancy expense	2,000
Insurance	1,647
Telephone	200
General and administrative	4,390
Total expenses	38,942
Net income from operations	24,630
Other Income	
Interest income	640
Net income	$ 25,270

The accompanying notes are an integral part of these financial statements

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock		Additional Paid-in	Retained	Total Stockholders'
	Shares	Par Value	Capital	Earnings	Equity
Balance - January 1, 2014	100	$ -	$ 90,000	$ 18,000	$ 108,000
Dividend paid	-	-	-	(25,647)	(25,647)
Net income	-	-	-	25,270	25,270
Balance - December 31, 2014	100	$ -	$ 90,000	$ 17,623	$ 107,623

The accompanying notes are an integral part of these financial statements

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net income	$ 25,270
Adjustments to reconcile net income to net cash provided by operating activites:	
Certificate of deposit	(12)
Decrease(Increase) in assets:	
Commissions and fees receivable	(6,313)
Prepaid expense and other assets	(2,046)
Increase(Decrease) in liabilities:	
Accounts payable and accrued expenses	2,873
Net cash provided by operating activities	19,772
Cash flows used in financing activities:	
Dividend paid	(25,647)
Net cash used in financing activities	(25,647)
Net decrease in cash	(5,875)
Cash and cash equivalents - beginning of year	102,951
Cash and cash equivalents - end of year	$ 97,076
Supplemental disclosures of cash flow information:	
Interest expense	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements

Note 1: Operations and Structure

First Capital Equities, Ltd. (the "Company"), is a New York corporation and was organized in 1983. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of deposits in a checking account and highly liquid investments in money markets. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Certificate of Deposit

The Company has a certificate of deposit which automatically renews every thirteen months. The certificate of deposit is carried at cost, which approximates fair value.

Revenue Recognition

The Company earns commissions and fees from the sale of mutual fund investments and variable life insurance and annuities. Revenue is recognized when the commission and fees are earned.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Note 2: Summary of Significant Accounting Policies (continued)

Commissions and Fees Receivable

Commissions and fees receivable represent amounts due from the sale of mutual fund investments and variable life insurance and annuities. Commissions and fees receivable are reported at their outstanding unpaid principal balances. Accounts are considered past due once the unpaid balance is 90 days or more outstanding. When the account balance is past due and attempts have been made to collect the receivable through legal or other means, the amount will be written-off.

Income Taxes

The Company has elected under provisions of the Internal Revenue Code to be taxed as an S Corporation. Under those provisions, the Company does not pay federal income taxes on its taxable income. Instead, stockholders are liable for the federal income taxes on the individual's tax return. State taxes are the liability of the Company. The Company is subject to a fixed dollar minimum tax in the amount of $25.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes*. The provision addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with a taxing authority.

Uncertain tax position

In accordance with FASB ASC 740, *Accounting for Income Taxes*, the Company recognized no material adjustments to liabilities or stockholders' equity. Interest and penalties associated with unrecognized tax benefits are classified in general and administrative expenses in the statement of operations. The Company had no unrecognized tax benefits at December 31, 2014.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2011 are no longer subject to examination by tax authorities.

Note 3: Stockholders' Equity

On June 16, 2011, the Company adopted a new shareholders' agreement to include the following:

The Company is authorized to issue 200 shares of common stock with no par value. As of December 31, 2014 the Company has issued 100 shares of common stock.

The shareholders are subject to restrictions on transfer of shares as disclosed in the Company's shareholders' agreement.

Unless otherwise agreed in writing by the shareholders, the Company shall make cash dividend distributions each quarter in an amount equal to the excess of the Company's working capital over $50,000, subject to adjustment from time to time as mutually agreed by the shareholders.

Note 4: Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(i) as it does not maintain customers' accounts.

Note 5: Exemption from Securities Investor Protection Corporation – Assessment Reconciliation

The Company is exempt from filing the assessment reconciliation with the Securities Investor Protection Corporation as its income does not exceed $500,000 for the year ended December 31, 2014.

Note 6: Net Capital Requirement

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of approximately $90,100, which was $85,100 in excess of its required net capital of $5,000. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was .157 to 1.

Note 7: Concentration of Credit Risk

Periodically throughout the year and at December 31, 2014, the Company may have cash in excess of the federally insured limits. The Company has not experienced any losses in such accounts and management does not believe it is exposed to any significant credit risk on cash.

One customer accounted for 70% of commissions and fees receivable and 40% of commissions and fee income as of and for the year ended December 31, 2014.

Note 8: Related Party Transactions

Pursuant to an expense and facilities sharing agreement (the "Agreement") between the Company and an affiliate, the Company pays a monthly administrative fee for utilizing certain resources of the affiliate. The Company was charged $24,000 for the year ended December 31, 2014 under the Agreement.

Note 9: Commitments and Contingencies

There are no commitments, contingencies, guarantees, unasserted claims or assessments that might result in a loss or a future obligation.

Note 10: Subsequent Events

Management has reviewed subsequent events for possible adjustment to or disclosure in the financial statement through February 23, 2015, the date the financial statements were issued. There were no subsequent events that required adjustment or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2014

FIRST CAPITAL EQUITIES, LTD.
SCHEDULE I: COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2014

Total stockholders' equity	$ 107,623
Deductions	
Non-allowable assets	
Commissions and fees receivable	$ 11,789
Prepaid expense and other assets	5,592
	17,381
Haircuts on securities	
Bankers' certificate of deposit	110
Net capital	$ 90,132
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 14,153
Total aggregate indebtedness	$ 14,153
Computation of basic net capital requirement	
Computed minimum net capital required (6.67% of aggregate indebtedness)	$ 944
Minimum dollar net capital requirement	$ 5,000
Excess net capital ($90,132- $5,000)	$ 85,132
Percentage of aggregate indebtedness to net capital	15.70%
Reconciliation with Company's computation included in part II of Form X-17A-5 as of December 31, 2014	
Net capital, as reported in Company's part II (unaudited) FOCUS report	$ 91,158
Audit adjustments:	
Other securities	12
Accounts payable, accrued liabilities, expenses and other	(1,038)
Net capital per the preceding calculation	$ 90,132

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
First Capital Equities, Ltd.
Great Neck, New York

We have reviewed management's statements, included in the accompanying exemption report in which (1) First Capital Equities, Ltd. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i), (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schwartz & Company, LLP

New York, New York
February 23, 2015

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, FL 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

FCE Group

To Whom It May Concern,

First Capital Equities, Ltd. (the "Company") claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) - the Company does not maintain customer accounts or handle customer funds. The Company met this exemption provision through the year ended December 31, 2014 without exception.

Sincerely,

David H. Schwartz
Financial and Operations Principal
First Capital Equities, Ltd.

175 Great Neck Road, Suite 250, Great Neck, NY 11021 Phone 516 487 8220 Fax 516-342-4321
WWW.FCEQUITIES.COM